UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

KUN PENG INTERNATIONAL LTD.
(Name of Issuer)

Ordinary shares, $0.0001 par value
(Title of Class of Securities)

12672T 108
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12672T 108	13D	Page 2 of 5

1	NAME OF REPORTING PERSON Kungpeng TJ Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 84,015,980
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,015,980
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,015,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%(1)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12672T 108	13D	Page 3 of 5

1	NAME OF REPORTING PERSON Chengyuan Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 84,015,980 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,015,980(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,015,980(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 400,000,000 shares of common stock of the Issuer issued and outstanding as of the date of filing this Schedule 13D.
(2)	Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires Ms. Li to include the 84,015,980 shares owned of record by Kunpeng TJ Limited in her beneficial ownership by virtue of her position as sole director and majority shareholder of Kunpeng TJ Limited.

CUSIP No. 12672T 108	13D	Page 4 of 5

AMENDMENT NO. 1 TO SCHEDULE 13D

This first amendment (“Amendment No. 1”) to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2024 (the “Original Statement”), amends and supplements the Original Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Filing.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Statement. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended as follows:

Kunpeng TJ Limited paid US$182,610.80, or US$0.01 per share, for the shares the acquisition of which is reported in this Amendment No.1 out of working capital.

Chengyuan Li beneficially owns the shares owned of record by Kunpeng TJ Limited as a result of her status as the director and majority shareholder of Kun Peng TJ Limited and, therefore, paid no consideration for the shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended as follows:

(a)	The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)	The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

(c)

On May 23, 2024, Kungpeng TJ Limited purchased 18,261,080 shares of common stock of the Issuer for an aggregate cash consideration of US$182,610.80, or US$0.01 per share. The shares were purchased from a stockholder of the Issuer in a private transaction.

Chengyuan Li beneficially owns the shares owned of record by Kunpeng TJ Limited as a result of her status as the director and majority shareholder of Kun Peng TJ Limited.

(d)	As of the date of filing of this Schedule 13D, no person, other than the Reporting Persons, is known to have had the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares of common stock owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 12672T 108	13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2024	Kunpeng TJ Limited

	By:	/s/ Chengyuan Li
Chengyuan Li, Director

Date: June 8, 2024	/s/ Chengyuan Li
Chengyuan Li